555 Belaire Ave., Suite 340

Chesapeake, Virginia 23320

Telephone: 757-410-2293

Facsimile: 757-257-8614

www.davislawplc.com

_________

July 2, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Washington, D.C. 20549

Attn: Pam Howell

Re: CR Global Holdings, Inc.

Amendment to Offering Statement on Form 1-A

CIK No. 0001828056

Dear Ms. Howell:

Davis Law, PLC has been retained to assist the Company in the filing of their offering circular (the “Offering Circular”). On behalf of CR Global Holdings, Inc., a Virginia Corporation, (the “Company”), we respectfully submit this letter in response to comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 17, 2021 (the “Letter”) regarding the Company’s draft Amendment to Offering Statement on Form 1-A filed on June 8, 2021 (File No. 024-11374).  This letter is responsive to your Letter. In this letter, we have recited the comments from the Staff in italicized type and have followed the comments with the Company’s responses.

We are also filing an amendment to the Offering Circular dated July 1, 2021 (the “amended circular”) and our letter includes references to the amended circular.

Form 1-A Amendment filed on June 8, 2021

General

1. We note that you are now offering 1 million shares of class B common stock. We also note the disclosure in the security ownership of management section that you expect to establish the classes of common stock before June 30, [2021]. Please file the corporate documents setting forth the designation of the class A and class B common stock and setting forth the rights associated with the classes of common stock, such as in the corporate charter or bylaws. Please also revise the legality opinion to opine upon the class of common stock being offered and update the corporate documents reviewed in rendering such opinion. Please revise the offering circular cover page to disclose the disparate voting and dividend rights associated with class A and class B common stock and include risk factor disclosure.

In response to your request, we have:

(i) filed with the amended circular a copy of the Amended and Restated Articles of Incorporation of CR Global Holdings, which include the designation of class A and class B common stock and their respective preferences, rights, and limitations,

(ii) filed with the amended circular a revised legality opinion, revised to opine about the class of stock being offered, and updated to include the additional corporate documents reviewed in rendering that opinion,

(iii) revised the offering circular cover page to disclose the disparate voting, dividend, and liquidation rights associated with class A and class B common stock, and

(iv) included a corresponding risk factor disclosure concerning the Class A and Class B common stock.

2. We reissue prior comment one. Please update the prospectus as of the most recent practicable date. We note that the information on employees and independent contractors is as of December 31, 2020, and the management section is as of January 1, 2020.

In response to your reissued comment 1, we have:

(i) updated the number of employees and independent contractors to be reflective as of June 15, 2021 (the date in the prior offering circular should have been June 15, 2021), and

(ii) updated the Management section to be reflective as of June 15, 2021 (the date in the prior offering circular should have been June 15, 2021).

Summary, page 1

3. Please reconcile the amount of shares of class B common stock to be outstanding after the offering, assuming the maximum is sold, with the disclosure of the amount currently outstanding. We note that Ms. Finch owns 2 million shares of class B common stock and Ms. Roemmich owns 50,000 shares of class B common stock. Therefore, the amount that would be outstanding after this offering, assuming the maximum amount is sold, would be 3,050,000 shares of class B common stock. Please reconcile with the disclosure on page 7 that there will be 3 million shares of class B common stock outstanding.

In response to your request, we have reconciled the number of shares of class B common stock to be outstanding after the offering, assuming the maximum amount is sold, with the amount that will be outstanding as of the commencement of the offering:

Ms. Finch2,000,000

Ms. Roemmich50,000

Per the offering1,000,000

Total class B:3,050,000

Company Information, page 6

4.We note your disclosure that CR Global Holdings, Inc. (the “Company” or “Global Holdings”) acquired Canzell Realty, Inc. (“CR”) on June 1, 2021. Please tell us how you accounted for this transaction and the accounting guidance you relied upon. Your response should include a summary of the significant terms of the acquisition agreement.

In response to your request, the acquisition was accomplished by Global Holdings’ purchase of 100% of the outstanding capital stock of CR directly from Chantel Ray Finch, the sole shareholder of CR, in exchange for Global Holding’s issuance to Ms. Finch of 100,000 shares of Global Holdings’ class A common stock valued at $2,000,000 ($20.00 per share) and 2,000,000 shares of Global Holdings’ class B common stock valued at $2,000,000 ($1.00 per share). This took place on July 1, 2021, and we have updated the disclosure accordingly.

We have described the purchase and sale transaction in the amended circular and have also added it as a related party transaction. We believe no other accounting guidance is required.

5.Further to our above comment, it appears the financial statements including within your filing represent the historical financial statements of Canzell Realty, Inc. as your predecessor. Please clarify how you have met the financial statement requirements outlined within Part F/S of Form 1-A for CR Global Holdings, Inc. as the issuer.

In response to your request, we have added financials for CR Global Holdings as the issuer as an Exhibit.

Security Ownership of Management and Certain Securityholders, page 32

6. Please revise the percent of ownership of each class of securities as of the most recent practicable date, not including the shares being offered in the offering statement. In addition, please provide the amount and percent held by officers and directors as a group. See Item 12 of Part II of Form 1-A.

In response to your request, we have revised the percent of ownership of each class, not including the shares being offered in the offering statement. In addition, we have provided the amount and percent held by officers and directors as a group both before and after the shares being offered in the offering statement.

Interest of Management and Others in Certain Transactions, page 33

7. We reissue prior comment 2. For each related party transaction, please clearly disclose the dollar amount involved in each transaction. See Item 13(a) of Part II of Form 1-A.

In response to your reissued comment 2, we have disclosed dollar amounts involved in each transaction (as of the dates of the audited financials) in the body of the offering circular. We have also added the issuance of stock prior to the contemplated offering as related party transactions, with the dollar amounts.

Exhibits

8.We note your response to prior comment 6. We note that you [have] filed your auditor’s consent as Exhibit 13 which is assigned to “Testing the waters” materials instead of Exhibit 11 which is assigned to Consents. Please revise to comply with Item 17.11 of Part III-Exhibits of Form 1-A.

In response to your request, we have revised the exhibit captions so that the auditor’s consent is Exhibit 11 (and we have also revised other exhibit captions to conform with Item 17).

Should you have any questions, please feel free to contact me.

Yours truly,

DAVIS LAW, PLC

Clement O. Abrams, Esq.

cc: Chantel Ray Finch, President, CR Global Holdings, Inc.